

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

March 4, 2010

<u>Via U.S. Mail and Fax</u>
Mr. Dennis McLaughlin
Chief Executive Officer and President
Evolution Resources, Inc.
143 Yazoo Avenue,
Clarksdale, MS 38614

> **RE:** **Evolution Resources, Inc.**
> **Form 10-K for the year ended October 31, 2009**
> **Filed November 27, 2009**
> **File No. 333-140306**

Dear Mr. McLaughlin:

We have reviewed your supplemental response letter dated January 21, 2010 as well as your filing and have the following comments. Please respond to our comments within 10 business days or tell us by that time when you will provide us with a response. If a comment requests revised disclosure in future filings, please confirm in writing that you intend to do so. We welcome any questions you may have about our comment or any other aspect of our review.

Form 10-K for the year ending October 31, 2009

1. Before filing the amended Form 10-K for the year ending October 31, 2010, please provide us with a draft of your proposed restated financial statements and related footnote disclosures, including those required by ASC 250-10-50-7 through 10. Furthermore, provide us with the explanatory disclosures for the restatement to be included in your MD&A.

2. As it appears you plan to file an amendment to your Form 10-K with restated financial statements, please file a Form 8-K Item 4.02 in accordance with the rule, which should include the following:

   - disclose when you concluded that your financial statements should no longer be relied on;

- disclose when you were advised or notified that disclosure should be made or action taken to prevent future reliance on a previously issued audit report or completed interim review;

- identify the financial statements that should no longer be relied upon;

- describe the information provided by your independent accountant, if any; and

- state whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with the independent accountant the matters disclosed in the filing.

3. Please tell us if your certifying officers have considered the effect of the errors on the accuracy of prior disclosures regarding disclosure controls and procedures under Items 307 of Regulation S-K. If such officers have concluded that their previous conclusions regarding effectiveness were incorrect with respect to the periods to be restated, you should disclose this determination. Otherwise, please explain to us why the discovery of these errors did not affect your conclusions regarding the effectiveness of disclosure controls and procedures.

4. Please advise your auditors to revise their report to include reference to your restatement.

Part III. Item 10. Directors, Executive Officers and Corporate Governance, page 26

5. Please update, clarify and correct Dennis McLaughlin's and Christopher P. Chambers' biographies. For example:

- According to EDGAR, Mr. McLaughlin was the Chief Executive Officer and Chairman of the Board of Apollo Drilling, Inc. from October 2006 to May 2007, per Apollo Drilling's Form 10-K filed July 11, 2007 and amended on December 19, 2007. This information is not included in his biography. In addition, Apollo Drilling was delinquent in filing its reports in 2007, was delinquent and stopped filings its required reports in 2008, and filed a Form 15 in April 2009.

- Mr. McLaughlin's biography notes that Evolution Fuels, Inc. is a publicly traded company; however, Evolution Fuels (formerly Earth Biofuels, Inc.) filed a Form 15 and stopped reporting in April 2009 and is quoted in the Pink Sheets.

- Both biographies note that Big Star Informative Media is a publicly traded company; however, Big Star Informative Media is not a reporting company and its stock does not appear to be quoted or traded.

- Mr. McLaughlin's biography notes that Apollo Resources International, Inc. is a publicly traded company; however, Apollo Resources is delinquent in filing its reports, having not filed any reports since August 2006. Furthermore, this company's stock is quoted in the Pink Sheets.

- Both biographies note that Blue Wireless & Data, Inc. is a publicly traded company; however, Blue Wireless & Data filed a Form 15 and stopped reporting in October 2007 and its stock does not appear to be quoted or traded.

- Both biographies note that Ocean Resources, Inc. is a publicly traded company; however, the registration of its class of securities was revoked in October 2008 pursuant to Section 12(j) of the Securities Exchange Act of 1934 because of its failure to comply with federal securities laws, including filing periodic reports, having not filed any periodic reports since it filed a Form 10-QSB for the period ended December 31, 2004. In addition, its stock does not appear to be quoted or traded.

Revise the biographies so that investors can appropriately assess each officer's and director's business experience, including their experience as officers and directors of reporting companies. Similarly update and clarify the biographies of Hank Cohn and Herbert E. Myer, as appropriate. Provide your proposed, revised disclosure in a response letter.

*   *   *   *

Please furnish a letter that keys your response to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376, or Robert Littlepage, Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters.

Please contact Jay Knight, at (202) 551-3370, or Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs

for Larry Spirgel
Assistant Director

cc: By facsimile to (303) 845-7315
Jeffrey M. Quick
(Quick Law Group, PC)